Exhibit 12.1

THE WALT DISNEY COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

(AMOUNTS IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended		Fiscal Year Ended
	June 30, 2012	July 2, 2011	2011	2010	2009	2008	2007
EARNINGS
Income from continuing operations before income taxes	$7,146	$6,140	$8,043	$6,627	$5,658	$7,402	$7,725
Equity in the income of investees	(452)	(463)	(585)	(440)	(577)	(581)	(485)
Dividends from equity method investees	501	463	608	473	505	476	420
Interest expense, amortization of debt discounts and premium on all indebtedness and amortization of capitalized interest	395	372	497	514	649	768	801
Imputed interest on operating leases (1)	201	201	273	216	205	183	161

TOTAL EARNINGS	$7,791	$6,713	$8,836	$7,390	$6,440	$8,248	$8,622

FIXED CHARGES
Interest expense and amortization of debt discounts and premium on all indebtedness	$357	$324	$435	$456	$588	$712	$746
Capitalized interest	71	68	91	82	57	62	37
Imputed interest on operating leases	201	201	273	216	205	183	161

TOTAL FIXED CHARGES	$629	$593	$799	$754	$850	$957	$944

RATIO OF EARNINGS TO FIXED CHARGES (2)	12.4	11.3	11.1	9.8	7.6	8.6	9.1

(1)	The portion of operating rental expense which management believes is representative of the interest component of rent expense
(2)	The ratio does not adjust for interest on unrecognized tax benefits that are recorded as a component of income tax expense